Exhibit 99.2
Arthur J. Steinberg (AS 1298)
Heath D. Rosenblat (HR 6430)
Kaye Scholer LLP
425 Park Avenue New
York, NY 10022
212/836-8000 telephone
212/836-7157 facsimile
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION,	)
)
Plaintiff,	)
)
vs.	)	Case No. 02-CV-5713-JES
)
IBF COLLATERALIZED FINANCE CORP.,	)
IBF-VI SECURED LENDING CORP.,	)
INTERBANK FUNDING CORP., AND	)
SIMON A. HERSHON,	)
)
Defendants.	)
SIXTH INTERIM REPORT FOLLOWING EFFECTIVE DATE OF
JOINT LIQUIDATING PLAN WITH RESPECT TO THE DEBTORS
March 30, 2007

     This sixth interim report (“Report”) is submitted on behalf of IBF Liquidating LLC (“IBF LLC”) and IBF Fund Liquidating LLC (“Fund LLC” and, collectively, “Liquidating LLCs”), pursuant to Section 9.3 of the Joint Liquidating Plan with Respect to the Debtors1 (as amended, “Plan”), and the Bankruptcy Court’s “Post-Confirmation Order and Notice” dated August 28, 2003. This Report addresses the period from August 1, 2006 through February 28, 2007 (“Sixth Interim Period”).2
I.
EXECUTIVE SUMMARY
A. Receipts and Disbursements
     In the Sixth Interim Period, Fund LLC collected approximately $13,641,990 and disbursed approximately $9,510,887, for a net increase to cash of approximately $4,131,103.
     Collections in the Sixth Interim Period resulted primarily from (i) the foreclosure of the assets of U.S. Mills Inc. (“US Mills”), from which Fund LLC recovered $7,880,950; (ii) the sale of Fund LLC’s interest in the San Antonio hotel development project in November 2006, which resulted in the recovery of $700,000; (iii) Fund LLC’s recovery of $759,210 from an escrow established in connection with the sale of Investment & Benefit Services, Inc. n/k/a American Benefit Resources, Inc. (“I&BS”); (iv) the sale of the Hilton Garden Inn just after the close of the Sixth Interim Period, from which Fund LLC recovered $2,388,750; (v) the sale of the Fairfield

[1]	“Debtors” refers to InterBank Funding Corp. (“IBF”), IBF Collateralized Finance Corp. (“CFC”), IBF VI-Secured Lending Corp. (“SLC”) and IBF Premier Hotel Group, Inc., all debtors in chapter 11 cases pending in the Bankruptcy Court for this District, In re InterBank Funding Corp. et al., No. 02-41590 (BRL) (Jointly Administered). CFC and SLC are referred to collectively throughout this Report as the “Funds.” “ICA Trustee” refers to Arthur Steinberg, in his capacity as trustee of the Funds and their respective subsidiaries under the Investment Company Act of 1940, pursuant to this Court’s appointment on December 5, 2002.

[2]	For a summary of earlier events, reference is made to the five prior interim reports dated July 26, 2004, February 1, 2005, August 5, 2005, February 21, 2006, and August 30, 2006, respectively. Copies of the reports and other important documents are available for printing or downloading at no cost at <www.ibffund.com>.

Inn, from which Fund LLC recovered $3.8 million; and (vi) litigation and other miscellaneous collections of approximately $294,816.
     Future collections are expected primarily from (i) recently-filed litigation regarding defaulted seller financing provided by Fund LLC in connection with the original sale of US Mills, (ii) a $1 million escrow established in connection with the second sale of US Mills as a reserve against any post-closing obligations; (iii) the disposition or development of the resort project on Cat Island, Bahamas; and (iv) the restricted stock received in connection with the sale of I&BS, which can be “put to” a third-party fund any time starting in December 2007.
B. Proposed Distribution
     Fund LLC is proposing to make the next distribution, its seventh under the Plan, in April 2007, in the total amount of $8,000,000. If approved, $271,212 (1.01%) will be paid to Escrow Claimants3 and $7,728,788 (4.61%) to Non-Escrow Claimants, bringing their total recoveries to approximately $22,349,719 (83.36%) and $36,073,952 (21.53%), respectively.
C. Procedures for Objecting to Proposed Distribution
     Pursuant to Section 9.3 of the Plan, objections, if any, to the proposed distribution must be filed with the Clerk of the Court and served on the ICA Trustee and the Liquidating LLCs so as to be received on or before April 20, 2007. In the absence of any such objections, Fund LLC will make the proposed distribution on or as soon after such date as may be practicable.

[3]	Capitalized terms used but not defined herein shall have the meanings ascribed in the Plan.

II.
PROGRESS REPORT FOR
SIXTH INTERIM PERIOD
A. Prior Distributions by Fund LLC4
     To date, Fund LLC has made six distributions under the Plan, paying out a total of approximately $50,798,138 to investors and the Funds’ other creditors as follows –
     • In December 2003, Fund LLC distributed $19,283,520: (a) Escrow Claimants were paid $15,632,103 (58.3%), and (b) Non-Escrow Claimants were paid $3,566,510 (2.2%). Some investors chose a one time “cash-out” payment in lieu of participating in the liquidation; these payments totaled roughly $12,000. The balance, $72,907, was reserved for (and has since been paid to) members of AIH.
     • In October 2004, Fund LLC distributed $9,152,135: (a) Escrow Claimants were paid $5,297,466 (19.8%), for a total of $20,929,569 (78.1%), and (b) Non-Escrow Claimants were paid $3,777,468 (2.2%), for a total of $7,343,978 (4.5%). The balance, $77,220, was reserved for (and has since been paid to) members of AIH.
     • In February 2005, Fund LLC distributed $7,000,000: (a) Escrow Claimants were paid $254,298 (0.9%), for a total of $21,183,867 (79.0%), and (b) Non-Escrow Claimants were paid $6,610,566 (4.0%), for a total of $13,954,544 (8.5%). The balance, $135,135, was reserved for (and has since been paid to) members of AIH.
     • In September 2005, Fund LLC distributed $4,000,000: (a) Escrow Claimants were paid $145,314 (0.6%), for a total of $21,329,181 (79.6%), and (b) Non-Escrow Claimants were paid $3,777,465 (2.3%), for a total of $17,732,009 (10.8%). The balance, $77,221, was reserved for (and has since been paid to) members of AIH.
     • In November 2005, Fund LLC acquired the assets of AIH and made a special distribution of $362,483 solely to AIH members, meant as a “catch-up” payment to account for earlier distributions to the Funds’ investors. Following that payment, AIH members are entitled to share pro rata in distributions to Non-Escrow Claimants.
     • In December 2005, Fund LLC distributed $6,000,000: (a) Escrow Claimants were paid $217,971 (0.8%), for a total of $21,547,152 (80.4%), and (b) Non-Escrow Claimants were paid $5,782,029 (3.4%), for a total of $23,876,521 (14.2%).
     • In October 2006, Fund LLC made its sixth and most recent distribution, distributing $5,000,000: (a) Escrow Claimants were paid $531,356 (1.98%) (mostly collections relating to the broker/dealer settlement amounts, net of legal expenses — there will be no further amounts distributed on account of broker/dealer settlements), bringing

[4]	IBF LLC has no material assets and has made no distributions to IBF’s creditors; nor does it appear that IBF LLC will recover any assets which could be distributed. Further, the Plan requires that, before making any distributions to IBF’s creditors, IBF LLC first repay amounts advanced by the Funds during the chapter 11 cases to pay IBF’s share of administrative expenses. IBF LLC is not expected to make any distributions. Fund LLC is paying IBF LLC’s administrative costs but the work required is minimal and the cost is not material.

their total recovery to $22,078,507 (82.4%), and (b) Non-Escrow Claimants were paid $4,468,644 (2.66%), bringing their total recovery to $28,357,806 (16.9%).
B. Future Distributions
     Future distributions will be primarily for the benefit of Non-Escrow Claimants, subject to the following: (a) on account of their “Deficiency Claims” (i.e., the difference between Escrow Claimants’ initial investments (appx. $26,864,853) and their recoveries from the SEC Escrow (appx. $15.6 million) and Escrow Note (appx. $5.1 million)), Escrow Claimants own 3.63% of Fund LLC; and (b) AIH owns, for the benefit of its members, 1.93% of Fund LLC.
C. Administrative Matters
     1. Tax/Reporting
     Fund LLC expects to complete its 2006 tax return shortly, and schedule K-1’s should be mailed to investors by the last week of March 2007. Investors are strongly encouraged to consult their personal tax advisors upon receipt of their K-1 for advice on how this may affect them.
     2. Winddown/Dissolutions
     No investment vehicles were dissolved in the Sixth Interim Period.
D. Investment Portfolios
     The following is a summary of activities during the Sixth Interim Period concerning the investments remaining in the Funds’ portfolios. Reference is made to Exhibit D of the Preliminary Report of Arthur J. Steinberg, Trustee (“Preliminary Report”), filed herein on February 18, 2003, for a more thorough description of the Funds’ portfolio investments.

1.	Platform Companies
a.	I&BS/ABR
     In November 2005, I&BS was sold to National Investment Managers, Inc. (“NIM”). Fund LLC received cash of $7,458,665, plus $1 million in restricted shares of common stock of NIM, plus NIM assumed all or substantially all of I&BS’s liabilities. In the Fifth Interim Period, Fund LLC received an additional $200,000 as a result of a post-closing price adjustment. In December 2006, a post-closing escrow expired by its terms and the balance of $759,210 was released to Fund LLC. Fund LLC’s sole interest remaining from the sale is the restricted stock of NIM.
     In connection with the sale, two funds, Duncan Capital Group LLC and DCI Master LDC, acquired options to purchase shares of NIM stock in exchange for their agreement to enter into a put agreement with Fund LLC. The put agreement provides that Fund LLC can require the two funds to purchase its NIM stock for $1 million at any time in the 12-month period starting in December 2007. It appears that the stock will be a material source of recovery for Fund LLC.
b.	US Mills
(i)	Original Sale of Fund LLC to Sunset
     In November 2005, Fund LLC sold US Mills to Sunset Brands, Inc. (“Sunset”) in a transaction approved by the Bankruptcy Court. The sale netted roughly $6 million; most of the sale proceeds went to retire matured senior debt and roughly $1 million was paid to Fund LLC. Fund LLC also provided $11 million of seller financing, in exchange for which it received (i) a $1 million note from Sunset and US Mills, (ii) a $5 million note from Sunset and US Mills, (iii) a secured debenture from Sunset convertible into Sunset stock, and (iv) preferred stock of US Mills.

     As security for its seller financing, Fund LLC received liens against substantially all of the assets of US Mills and Sunset. The liens against US Mills were contractually subordinate to a senior revolving loan and term loan from CapitalSource Finance LLC (“CapitalSource”). Sunset also arranged for certain affiliates — its principal, Todd Sanders (“Sanders”), Sunset Holdings International Ltd. (“Holdings”) and Chadmoore Wireless Group, Inc. (with its successors and assigns, “Chadmoore”) — to provide financial accommodations in favor of Fund LLC, principally as additional collateral for the lowest tranche of debt, i.e., the debenture.
               (ii) Exercise of Remedies by Fund LLC
     By January 2006, CapitalSource’s and Fund LLC’s loans were in default. In September 2006, Sunset signed a letter of intent to sell US Mills to a private equity firm, Susquehanna, for $9 million. The offer would have paid the CapitalSource debt in full and roughly half of Fund LLC’s debt. Sunset subsequently informed Fund LLC that it would proceed with the sale only if Fund LLC waived its rights to enforce the financial accommodations supporting its remaining debt, and that otherwise, it would strongly consider putting US Mills into bankruptcy. Faced with the prospects of either giving up the financial accommodations or watching the value of its collateral (i.e., US Mills’ assets) erode in bankruptcy, Fund LLC took steps to protect itself.
     On October 23, 2006, Fund LLC filed an emergency motion with the Bankruptcy Court for authority to (a) purchase CapitalSource’s senior debt, as a means to avoid certain intercreditor issues, and (b) exercise its rights under a stock pledge to replace US Mills’ board and avert the threat of a bankruptcy. The Bankruptcy Court granted such relief and, that same day, Fund LLC acquired CapitalSource’s debt for $3.3 million and replaced US Mills’ board.
     Also on October 23, 2006, Fund LLC filed a complaint in the Bankruptcy Court against Sunset, Sanders, Holdings and Chadmoore, seeking injunctive relief prohibiting them from interfering with the sale of US Mills or any other exercise of remedies by Fund LLC. The Bankruptcy Court granted such relief, issuing an ex-parte temporary restraining order on October 23, 2006 and, following a hearing, a preliminary injunction on October 30, 2006.
               (iii) Sale of US Mills to Susquehanna
     Fund LLC reopened discussions with Susquehanna and, in December 2006, the parties signed an Asset Purchase Agreement (as amended, the “Agreement”). Susquehanna agreed to purchase US Mills for $9 million, subject to certain adjustments. The transaction was structured as a sale of collateral by Fund LLC, as secured party, pursuant to Article 9 of the NY-UCC.
     On December 22, 2006, Fund LLC filed a motion with the Bankruptcy Court seeking approval of the Agreement. The sale was approved by the Bankruptcy Court by order dated January 16, 2007, and closed on February 7, 2007. The Bankruptcy Court authorized the distribution of the proceeds, net of transaction-related costs, to Fund LLC, to be applied against its debt in order of priority. Fund LLC netted cash of roughly $7.8 million, which paid in full the debt acquired from CapitalSource, the $1 million note, and part of the $5 million note. No payment was made in respect of the lowest tranche of debt, the debenture from Sunset.
     Fund LLC is still owed debt in excess of $9 million, which it is seeking to recover by enforcing the various financial accommodations. In January 2006, Fund LLC filed two lawsuits in the Bankruptcy Court, the first against Sunset, Holdings and Sanders and the second against Chadmoore and its controlling persons, Robert Moore and Stephen Radusch. In the first lawsuit, the defendants all claim financial hardship and failed to respond prior to the return date. Fund LLC intends to take a default judgment against these defendants, and attempt to enter the judgment. In the second lawsuit, there is a hearing scheduled on Fund LLC’s request for a preliminary injunction on April 23, 2006. Moore and Radusch have filed motions to dismiss and objections to the requested preliminary injunction and Fund LLC is preparing the appropriate responses. Chadmoore is in discussion with Fund LLC regarding how to resolve the specific issues with respect to each other.
               (iv) The Chadmoore Put
     Of the financial accommodations arranged for Fund LLC by Sunset, one merits special mention, the “Chadmoore Put,” because it is the product of an apparent fraud on Fund LLC.
     Shortly before closing of the initial sale of US Mills, Sunset’s equity sponsor withdrew, leaving the transaction in jeopardy. To preserve the sale, Fund LLC was required to provide an additional $5 million of seller financing to Sunset, in exchange for which it received the debenture.
     In order to induce Fund LLC to increase its financing, and consummate the sale, Sunset arranged for its insiders — Sanders, Holdings and Chadmoore — to provide their respective financial accommodations as additional collateral for the debenture. Of note, Sunset introduced Fund LLC to Chadmoore and arranged for Chadmoore to provide a put agreement, the Chadmoore Put, in Fund LLC’s favor. In effect, Chadmoore obligated itself to purchase $2.5 million of the debenture from Fund LLC on November 10, 2006, if the debenture was unpaid as of such date.
     In connection with the Chadmoore Put, and unbeknownst to the ICA Trustee at the time, Chadmoore received secured guarantees from Sanders and Holdings. Moore and Radusch, were also promised, on behalf of themselves or Chadmoore, warrants to purchase six million shares of Sunset stock at of one cent per share.
     In late August/early October 2006, Fund LLC was approached by Moore, acting on Chadmoore’s behalf as its President and CEO, regarding the Chadmoore Put. Chadmoore is in liquidation and is being dissolved pursuant to Colorado law in a proceeding that began in 2002. At all relevant times, Moore and Radusch were the trustees administering the liquidation.
     On October 16, 2006, in the midst of discussions with Fund LLC, Chadmoore made a distribution to shareholders of over $12 million, with no advance notice to Fund LLC. In a subsequent securities filing, Chadmoore advised that Moore and Radusch had resigned from their positions, that the Chadmoore Board had no knowledge of the Chadmoore Put prior to Fund LLC’s demand, and that the $12 million distribution left Chadmoore with assets sufficient to make a final shareholder distribution of $1.4 million, following which its liquidation would be complete. The Chadmoore Put matured by its terms a few weeks later, on November 6, 2006.
     In the lawsuit, Fund LLC is seeking to compel Chadmoore to purchase $2.5 million of the debenture. To the extent that it is determined that the Chadmoore Put was not properly authorized, Fund LLC was defrauded and seeks to hold Moore and Radusch accountable. Fund LLC also seeks to recover that portion of the $12 million shareholder distribution in October 2006 paid to Moore, Radusch or their affiliates under a fraudulent transfer or illegal dividend theory.
     It is unclear the extent to which a judgment entered in either lawsuit may be recoverable; consequently, it is unclear whether either will be a material source of recovery for Fund LLC.
c.	Capstone Capital LLC
     There is no new progress to report; Fund LLC is continuing to monitor Capstone’s collection efforts but all indications are that this will not be a material source of recovery.
2.	Operating Hotels.
a.	Hilton Garden Inn
     In March 2007, the owner, Chisholm Partners, Ltd., sold the Hilton Garden Inn, a 122-room hotel in Round Rock, Texas, near the headquarters of Dell Computers. Fund LLC recovered roughly $2.3 million on account of its 75% limited partnership interest in Chisholm Partners, Ltd., plus certain accrued management fees. The general partner retained $300,000 as a reserve against taxes and other liabilities, and Fund LLC has a residual interest in that reserve. Fund LLC’s recovery from the hotel is far in excess of the Plan’s projection of $100,000.
b.	Fairfield Inn
     On August 6, 2006, the owner, Vinings Partners LP, closed the sale of the Fairfield Inn (Marriott), a 144-room hotel in Vinings, Georgia, near the headquarters of Home Depot. Fund LLC recovered $3.8 million on account of its 98% limited partnership interest in Vinings Partners LP. That recovery far exceeded the Plan’s projected recovery of $100,000.
c.	Comfort Inn
     The Comfort Inn was sold in 2005. In 2006, the management company received a notice of assessment of additional sales and use tax from the Florida Department of Revenue, claiming a balance owing in excess of $100,000. The management company disputes all or most of the assessment and filed an appeal, which is pending. Fund LLC’s liability, if any, is unknown.
3.	Development Properties
a.	SAHR
     In the Fifth Interim Period, the ICA Trustee initiated discussions with Lumberman’s (n/k/a Forestar), the developer of a mixed-used development project in San Antonio, Texas, that included plans to build a Marriott resort hotel. Fund LLC owned (through a wholly-owned subsidiary, SAHR, LLC) 24% of a limited partnership, CCRHD, which in turn owned a 30-acre parcel originally intended as the site of the hotel. Due to changes in the master plans, it could be years before any realization by Fund LLC, and there was considerable risk in the project. Fund LLC initiated discussions with Lumberman’s and Marriott about monetizing its interest and, on

November 9, 2006, sold its stake to Lumberman’s for $700,000 in a transaction approved by the Bankruptcy Court. The sale closed and Fund LLC has no further stake in the project.
b.	Anguilla
     Reference is made to the prior interim reports for a detailed account of the background relating to the development and litigation concerning the Funds’ involvement in a failed resort development project on 1,407 acres known as “Anguilla Beach” on Cat Island, Bahamas.
1)	Sale Efforts
     In the Sixth Interim Period, Fund LLC completed an auction for the sale of its second-lien loan, which process was managed by its broker, CB Richard Ellis (“CBRE”). In November 2006, solicitation materials were delivered to 70 pre-qualified investors active in the island resort development sector. In December 2006, the marketing effort was expanded to potential distressed investors, including real estate development funds and private equity groups.
     Proposed bid letters and a form purchase and sale agreement were circulated in January 2007. From this process, Fund LLC identified three prospects and, following further discussions, entered into further negotiations with the lead bidder (“Purchaser”). The parties have exchanged drafts of a purchase and sale agreement and are negotiating its terms. The Purchaser is also performing due diligence and being advised on matters of Bahamian law.
     Assuming that the parties are able to agree on terms, the sale will be subject to, among other things, (a) approval by the Bankruptcy Court and (b) government approval of the loan sale in the Bahamas, which local counsel advises would ordinarily take 3 to 6 months.
2)	Evans Litigation
     On the litigation front, there is nothing significant to report. The purchase and sale agreement being negotiated with the Purchaser contemplates an assignment of Fund LLC’s rights in its malpractice case against its former lawyer, Thomas Evans and Evans & Co.

     4. Securitization Assets
     There has been no change since the prior report. These assets produced significant recoveries for Fund LLC and all that remains are “long-tail” recoveries. Monthly collections have dropped close to zero and are not expected to ramp up for several years. For now, there is no market for these assets and so Fund LLC is continuing to collect small monthly payments.
E. Litigation/Arbitration
     1. Stein/1970 Asset Mgt
     Fund LLC continues to collect on the settlement signed in 2004 with a former borrower, 1970 Asset Management, and its principal, Ed Stein. The settlement calls for monthly installment payments of $12,500 per month. In the Sixth Interim Period, Fund LLC collected $62,500, bringing its total recovery to $550,500. Stein is four months in arrears ($37,500), but recently advised the ICA Trustee that these payments will be made up in the near term. The settlement calls for monthly installment payments of $12,500 through December 2008.
     2. Outstanding Judgments
     It was previously reported that Fund LLC inherited several judgments — a $1.65 million judgment against Bruce Friedman and a $950,000 judgment against Walter Kassuba.
     In the Sixth Interim Period, the ICA Trustee engaged in post-judgment discovery. In the case of Kassuba, it appears that there are no assets to pursue and no further discovery is warranted. In the case of Friedman, discovery led to the recovery of $200,000 by Fund LLC pursuant to a “hardship” settlement approved by the Bankruptcy Court on January 12, 2007.
     3. NASD Arbitrations
     Throughout the Sixth Interim Period, The ICA Trustee responded to information requests made by attorneys representing former investors in the Funds. It has been reported to the ICA Trustee that this information was used in a number of NASD (National Association of Securities

Dealers, Inc.) arbitration actions brought by former investors in the Funds against their respective former broker/dealers. Further, the ICA Trustee has been informed that these arbitrations have resulted in additional recoveries by the former investors above that being distributed by Fund LLC as part of the liquidation process.
F. Global Settlement with Hershon
     As discussed in the Fourth Interim Report, prior to the global settlement with Hershon, the District Court in Washington, DC, dismissed securities claims asserted by a proposed class of investors against, among others, Radin Glass & Co. (the Funds’ former auditors) and CIBC World Markets Corp. (a broker of the Funds’ securities). Following the global settlement with Hershon, the DC Court of Appeals vacated in part and remanded in part the dismissals of Radin Glass and CIBC. The claims are still pending in the DC District Court. The ICA Trustee is not involved in that litigation and its outcome is not expected to have any impact on the global settlement with Hershon. Should litigation be renewed and ultimately successful or settled in the class’ favor, it is possible there could be an additional dividend payable to the Funds’ investors. The ICA Trustee is monitoring the litigation but there is nothing new of significance to report.

III.
FINANCIAL CONDITION
OF LIQUIDATING LLCS
     Unaudited balance sheets and statements of operations summarizing the Liquidating LLCs’ financial condition as of February 28, 2007, are attached hereto as Exhibit A.5

Dated:	New York, New York March 30, 2007

IBF Liquidating LLC and IBF Fund Liquidating LLC
By:	/s/ Arthur J. Steinberg
Arthur J. Steinberg, ICA Trustee, as
Manager and Liquidating Agent
Counsel to the ICA Trustee:
Arthur J. Steinberg (AS 1298)
Heath D. Rosenblat (HR 6430)
Kaye Scholer LLP
425 Park Avenue
New York, NY 10022
212/836-8000 telephone
212/836-7157 facsimile

[5]	The amounts used on the balance sheet attached hereto reflect values assigned at Fund LLC’s inception and do not reflect current market value. Further, the amounts included in Exhibit A are for purposes of this Report only, and should not be used for tax accounting purposes.

EXHIBIT A

IBF Fund Liquidating, LLC
Balance Sheet
For the period ending February 28, 2007
(Unaudited)

ASSETS
Cash		9,403,777

Investments
Investment in Operating Businesses	2,782,088
Investment in Operating Hotels	22,285
Investment in Real Estate Development Properties	4,518,001
Investment in Securitization Assets	74,989

Total Investments		7,397,363

Miscellaneous Assets		483,604

Total Assets			17,284,744

LIABILITIES
Current Liabilities
Accounts Payable	209,019
Accrued Expenses-Professional Fees	100,000

Total Current Liabilities		309,019

Equity
Member Interest in LLC	20,044,782
Net Income	(3,069,057)

Total Equity		16,975,725

Total Liabilities and Equity			17,284,744

The amounts used on this balance sheet reflect values assigned at Fund LLC’s inception and do not reflect current market value. Further, the amounts included are for purposes of this Report only, and should not be used for tax accounting purposes.